SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

March 29, 2002

Telia AB

(Name of Filer)

Sonera Corporation

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A SLIDE PRESENTATION USED BY TELIA AB BEGINNING ON MARCH 26, 2002. -2-